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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.17)

                            ORTEC INTERNATIONAL, INC.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    68749B108
                                    ---------
                                 (CUSIP Number)

                             Gabriel Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 888-8200
                              ---- ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1 (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                               Exhibit Index: None



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                                                               PAGE 2 OF 8 PAGES



                                 SCHEDULE 13D
CUSIP No. 68749B108

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            STECHLER & COMPANY, INC.

2     Check the Appropriate Box if a Member of a Group*
                                    a.    [ ]

                                    b.    [X]
3     SEC Use Only

4     Source of Funds*

            00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            New Jersey

                  7     Sole Voting Power
 Number of                    522,166
  Shares
Beneficially      8     Shared Voting Power
 Owned By                     0
  Each
Reporting         9     Sole Dispositive Power
 Person                       522,166
  With
                  10    Shared Dispositive Power
                              0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                              522,166

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares*                                   [X]

13    Percent of Class Represented by Amount in Row (11)

                              5.39%

14    Type of Reporting Person*
                              CO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               PAGE 3 OF 8 PAGES


                                 SCHEDULE 13D
CUSIP No. 68749B108

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            JOSEPH STECHLER (in the capacity described herein)

2     Check the Appropriate Box if a Member of a Group*
                                    a.    [ ]

                                    b.    [X]
3     SEC Use Only

4     Source of Funds*

            00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            United States

                  7     Sole Voting Power
 Number of                    622,666
  Shares
Beneficially      8     Shared Voting Power
 Owned By                     0
  Each
Reporting         9     Sole Dispositive Power
 Person                             622,666
  With
                  10    Shared Dispositive Power
                              0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                              622,666

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares*                                   [ ]

13    Percent of Class Represented by Amount in Row (11)

                              6.38%

14    Type of Reporting Person*
                              IN; IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 17 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment


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                                                               PAGE 4 OF 8 PAGES


No. 17 supplementally amends the initial statement on Schedule 13D dated September 29, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 17 is being filed to report that as a result of recent acquisition and disposition of Shares of the Issuer, the number of Shares of which one of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2. Identity and Background.

         This Statement is being filed by Joseph Stechler & Company, Inc. ("JSC") and by Mr. Joseph Stechler ("Mr. Stechler").

Item 3. Source and Amount of Funds or Other Consideration.

            Not Applicable.

Item 4. Purpose of Transaction.

         Neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. JSC and Mr. Stechler reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

               (a) JSC is the beneficial owner (as that term is defined in Rule 13d-3) of 522,166 Shares (5.39% of the total number of Shares outstanding). Mr. Stechler may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 622,666 Shares (6.38% of the total number of Shares outstanding assuming the exercise of all options owned by Mr. Stechler), which consists of (I) 522,166 Shares owned by JSC, (ii) 25,000 Shares held for the account The Stechler Foundation, (iii) 75,500 Shares which Mr. Stechler has the right to acquire upon the exercise of options owned by him.



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                                                               PAGE 5 OF 8 PAGES


                                                                 Mr. Stechler
                                                               (including Shares
                                             JSC               reported for JSC)
                                             ---               -----------------
              Sole power to vote
              or direct the vote::        522,166                   622,666






                                                                 Mr. Stechler
                                                               (including Shares
                                             JSC               reported for JSC)
                                             ---               -----------------

              Sole power to dispose
              or direct the disposition:    522,166                 622,666


            (c) JSC sold a net amount of 192,500 Shares; 150,000 Class B Warrants owned by JSC which expired on December 31 2000; and 5,000 Shares were sold by The Stechler Foundation.

            (d) The Reporting Persons have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, all Shares deemed beneficially owned by them.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None













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                                                               PAGE 6 OF 8 PAGES


                                  SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: August 23, 2001



                                    /s/ JOSEPH STECHLER
                                    --------------------------------------------
                                    JOSEPH STECHLER



                                    STECHLER & COMPANY, INC.




                                    By /s/ Joseph Stechler
                                      ------------------------------------------
                                        Joseph Stechler, President





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                                                               PAGE 7 OF 8 PAGES


                                    ANNEX A-1
                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                     THE ACCOUNT OF STECHLER & COMPANY, INC.
                        ALL TRANSACTIONS EFFECTED BY JSC

Date of                       Number of                       Price
Transaction                   Shares                        Per Share
09/10/99                      100                            $8.87
03/06/00                      2,000                         $13.07
04/03/00                      200                           $10.69
09/12/00                      100                            $8.75
09/27/00                      1,500                         $10.52
10/04/00                      100                           $10.62
10/24/00                      2,000                         $10.95
03/19/01                      100                            $6.37
03/20/01                      100                            $6.12
07/16/01                      500                            $7.80
07/18/01                      500                            $6.92
07/25/01                      200                            $7.21
07/27/01                      1,100                          $7.23
07/30/01                      1,000                          $7.15



                                    ANNEX A-1
                       RECENT SALES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                     THE ACCOUNT OF STECHLER & COMPANY, INC.
                        ALL TRANSACTIONS EFFECTED BY JSC


Date of                       Number of                       Price
Transaction                   Shares                        Per Share
12/27/99                      5,000                          $7.06
12/29/99                      1,400                          $7.61
12/29/99                      100                            $7.61
03/06/00                      2,000                         $12.49
04/17/01                      60,000                         $6.25
07/16/01                      20,000                         $7.07
07/25/01 *                    3,000                          $7.29
08/10/01                      10,000                         $6.73
08/10/01                      30,000                         $6.65
08/15/01                      8,000                          $6.30
08/16/01                      32,000                         $6.00
08/20/01                      1,500                          $6.08
08/21/01                      7,500                          $6.09
08/22/01                      1,500                          $6.03
08/23/01                      20,000                         $6.25

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                                                               PAGE 8 OF 8 PAGES



                                    ANNEX A-1
                      RECENT EXPIRATION OF THE WARRANTS OF
                          ORTEC INTERNATIONAL, INC. FOR
                     THE ACCOUNT OF STECHLER & COMPANY, INC.

Date of                       Number of
Transaction                   Warrants
12/31/00                      150,000






                                  ANNEX A-1
                     RECENT SALES OF THE COMMON STOCK OF
                        ORTEC INTERNATIONAL, INC. FOR
                 THE ACCOUNT OF THE STECHLER FOUNDATION, INC.
                       ALL TRANSACTIONS EFFECTED BY JSC

Date of                       Number of                       Price
Transaction                   Shares                        Per Share
08/10/01                      5,000                          $6.65